CityView
                                                             Corporation Limited


                      By Facsimile NO: 0011 1 202 772 9208




October 3, 2007

Ms. Cecilia D. Blye,
Chief Office of Global Security Risk
United States Securities and Exchange Commission
Washington,  D.C 20549-5546

Attention: Mr Jack Guggenheim

Dear Ms. Blye,

RE:             Form 20-F for fiscal year ended December 31, 2006
                                File No. 0-28794

In response to your letter of September 26 CityView has no contacts with Iran.

CityView is currently negotiating with the Ansari family of Dubai to sell to them its 8.3% equity in Quest Energy Middle East Limited. It is anticipated that the sale will be concluded within the next month.

CityView acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its pages.

Sincerely,

/s/ Mark Smyth
-----------------------------
Mark Smyth
Chief Executive Officer
CityView Corporation Limited



            Level 9, 28 The Esplanade, Perth, Western Australia, 6000
         PO Box 5643 St George's Terrace, Perth, Western Australia, 6831
             Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
             Email: info@cityviewcorp.com Web: www.cityviewcorp.com
                      ABN: 59 009 235 634 ACN: 009 235 634